香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

[redacted]

31st October 2007

07027939

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Joint Announcement published on the Hong Kong Stock Exchange's and our Company's websites on 30th October 2007 regarding a connected transaction relating to the acquisition of 50% Interest in TransAlta Power.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

港燈
HK Electric

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 1038)

HONGKONG ELECTRIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock code: 0006)

DISCLOSEABLE TRANSACTION DISPOSAL OF 50% INTEREST IN A SUBSIDIARY

CONNECTED TRANSACTION ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

The boards of directors of CKI and HEH jointly announce that on 30th October, 2007 (after trading hours), CKI and HEH entered into the Agreement, pursuant to which CKI agreed to procure the sale and HEH agreed to purchase or cause its subsidiary to purchase 50% of the entire issued share capital of Canco, the holding vehicle for CKI in respect of the TransAlta Power Units, for a consideration equivalent to CAD$1,000,000 (approximately HK$8,120,000); plus 50% of the total costs to be incurred by Canco in effecting the Offer (excluding costs paid out of the initial capital of Canco); less 50% of the amount outstanding under the Bridge Facility on the completion date of the Agreement. HEH also agreed to assume on the completion date of the Agreement the guarantee in respect of the Bridge Facility to the extent of 50% of its amount on a several basis. Based on the offer price of CAD$8.38 (approximately HK$68.05) per TransAlta Power Unit for all the outstanding TransAlta Power Units, it is expected that the total consideration for the Transaction payable by HEH to CKI will not exceed CAD$1,500,000 (approximately HK$12,180,000).

The Transaction constitutes a discloseable transaction for CKI under Rule 14.06(2) of the Listing Rules. A circular containing further information of the Transaction required under Rule 14.38 of the Listing Rules will be despatched to the CKI Shareholders as soon as possible for information purpose.

CKI is currently holding approximately 38.87% of the issued share capital of HEH. By virtue of this shareholding interest, CKI is a controlling shareholder of HEH and is accordingly a connected person of HEH. The Transaction constitutes a connected transaction for HEH under the Listing Rules. The Transaction is conditional upon approval by the HEH Independent Shareholders at the HEH EGM. CKI and its associates will abstain from voting at the HEH EGM.

The HEH Independent Board Committee will be formed to advise the HEH Independent Shareholders in respect of the Transaction. HEH will appoint an independent financial adviser to advise the HEH Independent Board Committee in respect of the Transaction. A circular containing, amongst other things, further information on the Transaction will be despatched to the HEH Shareholders in accordance with the relevant requirements of the Listing Rules.

THE AGREEMENT

Date

30th October, 2007 (after trading hours)

Parties

(1) CKI

(2) HEH

CKI currently holds approximately 38.87% of the issued share capital of HEH. By virtue of this shareholding interest, CKI is a controlling shareholder of HEH and the Transaction constitutes a connected transaction for HEH under the Listing Rules. To the best of the knowledge, information and belief of the directors of CKI having made all reasonable enquiries, HEH is not a connected person of CKI.

Subject of the Transaction

Pursuant to the Agreement, CKI agreed to procure the sale and HEH agreed to purchase or cause its subsidiary to purchase 50% of the entire issued share capital of Canco as at the completion date of the Agreement.

As mentioned in the Announcement, CKI has agreed to, either by itself or through one or more direct or indirect wholly-owned subsidiaries of CKI, or any combination thereof, make an offer to purchase all of the outstanding TransAlta Power Units from the TransAlta Power Unitholders on the basis of CAD$8.38 (approximately HK$68.05) in cash per TransAlta Power Unit (the "**Offer**"). The Offer price is based on a premium of (i) 15.75% of the closing price of the TransAlta Power Unit for the last trading day; (ii) 16.00% of the average closing prices for last five trading days; and (iii) 15.00% of the average closing prices for the last ten trading days, before signing of the Support Agreement. CKI has decided to make the Offer through Canco.

Consideration

The consideration for the Transaction will be an amount equivalent to:

(a) CAD$1,000,000 (approximately HK$8,120,000), being 50% of the initial capital in Canco prior to the completion of the Agreement;

Plus

(b) 50% of the aggregate amount of (i) the amount paid by Canco for the purchase of the TransAlta Power Units deposited under the Offer and acquired by Canco under any Compulsory Acquisition, Subsequent Acquisition Transaction or other Second Step Transaction; (ii) the amount paid for the General Partner's interest in TransAlta Power; and (iii) the costs of the Offer, Subsequent Acquisition Transaction or other Second Step Transaction and any related transactions; but excluding (iv) any amount or costs as may be satisfied or paid with the said initial capital in Canco;

Less

(c) 50% of the amount outstanding under the Bridge Facility on the completion date of the Agreement.

HEH also agreed to assume on the completion date of the Agreement the guarantee in respect of the Bridge Facility to the extent of 50% of its amount on a several basis, that is, not exceeding CAD$350,000,000 (approximately HK$2,842,000,000). The maximum number of all the outstanding TransAlta Power Units to be acquired under the Offer is 75,157,723. Based on the offer price of CAD$8.38 (approximately HK$68.05) per TransAlta Power Unit for all of the outstanding TransAlta Power Units, it is expected that the total consideration for the Transaction from HEH to CKI will not exceed CAD$1,500,000 (approximately HK$12,180,000) payable in cash. The consideration of the Transaction was determined after arm's length negotiations between the parties on normal commercial terms. The consideration of the Transaction will be funded by HEH's internal resources and external financings.

Conditions to the Transaction

Completion of the Transaction is conditional upon:

(i) on or after 4th December, 2007 (Calgary time), completion of the acquisition under the Offer of such number of the TransAlta Power Units by Canco representing 66⅔% or more of the issued and outstanding TransAlta Power Units; and

(ii) the shareholders of HEH who are qualified to vote at the HEH EGM approving the Transaction and the related transactions and matters contemplated under the Agreement as required under the Listing Rules.

If the above conditions are not satisfied on or before 28th February, 2008 (or such later date as is agreed by the parties to the Agreement), the Agreement shall lapse and the Transaction will not proceed.

INFORMATION ON CANCO AND TRANSALTA POWER

Canco is a limited company established pursuant to the laws of the Province of British Columbia, Canada. Canco is currently a wholly-owned subsidiary of CKI and will be used as the holding vehicle for CKI in respect of the TransAlta Power Units.

TransAlta Power is a limited partnership established pursuant to the laws of the Province of Ontario, Canada. It holds investments which are directly or indirectly related to energy supply. TransAlta Power owns 49.99% partnership interest in TA Cogen.

TA Cogen is a limited partnership established pursuant to the laws of the Province of Ontario, Canada. TA Cogen owns interests in five gas-fired cogeneration facilities in Alberta, Ontario and Saskatchewan and in a coal-fired, mine-mouth generation facility in Alberta. The remaining 50.01% partnership interest in TA Cogen is currently held by a wholly-owned subsidiary of TransAlta Corporation, a third party independent of CKI and its connected persons.

Canco will cease to be a subsidiary of CKI after the Transaction. It is intended that CKI will equity account for the results of Canco as "interest in an associate" immediately after the Transaction. Pursuant to the Agreement, CKI and HEH will nominate an equal number of representatives to be appointed as directors of Canco after completion of the Transaction.

It is intended that HEH will account for the results of Canco as "interest in an associate" immediately after the Transaction. The results and assets of Canco will be equity accounted for in the HEH Group's financial statements.

Based on the accounts of TransAlta Power, the total asset value of TransAlta Power as at 31st December, 2006 was approximately CAD$515,000,000 (approximately HK$4,181,800,000). The total asset value of TransAlta Power as at 30th June, 2007 was approximately CAD$442,800,000 (approximately HK$3,595,536,000). The audited net profits before taxation and extraordinary items of TransAlta Power for the two years ended 31st December, 2005 and 31st December, 2006 were approximately CAD$36,300,000 (approximately HK$294,756,000) and approximately CAD$34,210,000 (approximately HK$277,785,200) respectively. The audited net loss after taxation and extraordinary items of TransAlta Power for the year ended 31st December, 2005 was approximately CAD$2,830,000 (approximately HK$22,979,600) and the audited net profits after taxation and extraordinary items of TransAlta Power for the year ended 31st December, 2006 was approximately CAD$34,210,000 (approximately HK$277,785,200). The unaudited net profits before taxation and extraordinary items of TransAlta Power for the six months ended 30th June, 2007 was approximately CAD$13,300,000 (approximately HK$107,996,000) and the unaudited net loss after taxation and extraordinary items of TransAlta Power for the six months ended 30th June, 2007 was approximately CAD$40,600,000 (approximately HK$329,672,000). The above accounts were prepared under the Canadian GAAP.

INFORMATION ON THE CKI GROUP

The principal activities of the CKI Group are development, investment and operation of infrastructure businesses in Hong Kong, the PRC, Australia and the United Kingdom.

REASONS FOR THE TRANSACTION TO CKI

CKI is a diversified infrastructure investment company with a focus in the development, investment and operation of infrastructure business currently in Hong Kong, the PRC, Australia and the United Kingdom.

CKI and HEH have worked together on a number of joint venture projects in the past and their previous experience of working together successfully made HEH the most suitable entity to participate in the Offer through Canco. CKI therefore considers that the Transaction will allow CKI to retain a significant attributable interest in TransAlta Power and to benefit from the co-operation with HEH in this project.

It is expected that as a result of the Transaction, CKI's guarantee of the Bridge Facility will be reduced to 50% of the amounts owing thereunder. CKI does not expect there will be any significant net proceeds from the Transaction after taking into account the cost of the investment in TransAlta Power. The directors (including independent non-executive directors) of CKI consider the terms of the Agreement are on normal commercial terms and the Transaction is in the ordinary and usual course of its business and fair and reasonable and in the interests of CKI and the CKI Shareholders as a whole.

It is expected that the net position is that no gain or loss will accrue to CKI as the result of the Transaction, taking into account the acquisition of TransAlta Power by CKI.

INFORMATION ON THE HEH GROUP

The principal activity of the HEH Group is the generation of electricity and its transmission and distribution to Hong Kong and Lamma Islands. HEH is also a joint partner in several power-related businesses in Australia and a gas distribution network business in the United Kingdom with CKI.

REASONS FOR THE TRANSACTION TO HEH

The Transaction reflects HEH's strategy of investing in infrastructure projects outside Hong Kong.

The directors of HEH believe the terms of the Transaction are fair and reasonable and in the interests of the HEH Shareholders as a whole.

LISTING RULES IMPLICATIONS

The Transaction constitutes a discloseable transaction for CKI under Rule 14.06(2) of the Listing Rules. A circular containing further details of the Agreement and the Transaction as required under Rule 14.38 of the Listing Rules will be despatched to the CKI Shareholders as soon as possible for information purpose.

CKI currently holds approximately 38.87% of the issued share capital of HEH. By virtue of this shareholding interest, CKI is a controlling shareholder of HEH and is accordingly a connected person of HEH. The Transaction constitutes a connected transaction for HEH under the Listing Rules. Completion will be subject to, amongst other things, approval by the HEH Independent Shareholders at the HEH EGM. CKI and its associates will abstain from voting at the HEH EGM.

There is no prior transaction between HEH and CKI and its ultimate beneficial owners that requires aggregation under Rules 14.22 and 14A.25 of the Listing Rules.

The HEH Independent Board Committee will be formed to advise the HEH Independent Shareholders in respect of the Transaction. HEH will appoint an independent financial adviser to advise the HEH Independent Board Committee in respect of the Transaction.

A circular containing, amongst other things, further information on the Transaction will be despatched to the HEH Shareholders in accordance with the relevant requirements of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires.

"Agreement"	the agreement dated 30th October, 2007 between CKI and HEH in relation to the Transaction
"Announcement"	an announcement issued by CKI dated 15th October, 2007 in relation to the Offer and the acquisition of TransAlta Power
"associate(s)", "connected person(s)" and "controlling shareholder"	have the meanings ascribed to them in the Listing Rules
"Bridge Facility"	the bridge facility in the amount of CAD$700,000,000 (approximately HK$5,684,000,000) to be obtained by Canco
"CAD$"	Canadian dollars, the lawful currency of Canada
"Canadian GAAP"	generally accepted accounting principles in Canada
"Canco"	Stanley Power Inc., a limited company incorporated in British Columbia, Canada
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038) and including, where applicable, CKI's subsidiary that makes the proposed Offer
"CKI Group"	CKI and its subsidiaries
"CKI Shareholder(s)"	shareholder(s) of CKI
"Compulsory Acquisition"	the compulsory acquisition pursuant to Section 3.20 of the Limited Partnership Agreement

"General Partner"	TransAlta Power Ltd., the general partner of TransAlta Power, a corporation incorporated under the Canada Business Corporation Act
"HEH"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 0006)
"HEH EGM"	an extraordinary general meeting of HEH to be held for the purpose of approving the Transaction and the related transactions and matters contemplated under the Agreement
"HEH Group"	HEH and its subsidiaries
"HEH Independent Board Committee"	an independent committee of the board of directors of HEH to be formed to advise the HEH Independent Shareholders in respect of the Transaction
"HEH Independent Shareholders"	HEH Shareholders other than CKI and its associates
"HEH Shareholder(s)"	shareholder(s) of HEH
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Limited Partnership Agreement"	the limited partnership agreement of TransAlta Power dated as of 16th December, 1997, as amended and restated from time to time, most recently as of 26th January, 2004 and as may be further amended in accordance with the Offer
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	has the meaning as set out under the section entitled "Subject of the Transaction" in this announcement
"PRC"	The People's Republic of China
"Second Step Transaction"	the acquisition by Canco of the balance of the TransAlta Power Units as soon as practicable and in any event within a period of 6 months following the date on which Canco first takes up and acquires TransAlta Power Units pursuant to the Offer by way of Compulsory Acquisition, Subsequent Acquisition Transaction, arrangement, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions.

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsequent Acquisition Transaction"	the Compulsory Acquisition that may be completed if the Offer is accepted by TransAlta Unitholders holding $66\frac{2}{3}$% or more of the TransAlta Power Units within 90 days of the date of the Offer
"Support Agreement"	the support agreement dated 14th October, 2007 (Calgary time) entered into between CKI and TransAlta Power
"TA Cogen"	TransAlta Cogeneration, L.P., a limited partnership established pursuant to the laws of the Province of Ontario, Canada
"Transaction"	the sale and purchase of 50% of the entire issued share capital of Canco pursuant to the Agreement
"TransAlta Corporation"	TransAlta Corporation, a corporation existing under the laws of Canada
"TransAlta Power"	TransAlta Power, L.P., a limited partnership established pursuant to the laws of the Province of Ontario, Canada, the units of which are listed on the Toronto Stock Exchange
"TransAlta Power Unit(s)"	the limited partnership unit(s) of TransAlta Power
"TransAlta Power Unitholders"	the registered holders of TransAlta Power Units from time to time
"%"	per cent.

Note: The figures in CAD$ are converted into HK$ at the rate of CAD$1:HK$8.12 throughout this announcement for indication purposes only.

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

Hong Kong, 30th October, 2007

As at the date of this announcement, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. Andrew John HUNTER, Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Frank John SIXT and Mr. TSO Kai Sum; and the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. KWOK Eva Lee (Independent Non-executive Director), Mrs. SNG Sow-mei alias POON Sow Mei (Independent Non-executive Director), Mr. Colin Stevens RUSSEL (Independent Non-executive Director), Mr. LAN Hong Tsung, David (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina, Mr. Barrie COOK and Mr. George Colin MAGNUS.

As at the date of this announcement, the Executive Directors of HEH are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mr. Holger KLUGE (Independent Non-executive Director), Mr. George Colin MAGNUS, Mr. Ralph Raymond SHEA (Independent Non-executive Director), Mr. WONG Chung Hin (Independent Non-executive Director) and Mr. YEE Lup Yuen, Ewan.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

長江基建集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1038)

須予披露的交易
出售一間附屬公司50%權益

HK Electric
香港電燈集團有限公司
(於香港註冊成立之有限公司)
(股份代號：0006)

關連交易
收購長江基建集團有限公司一間附屬公司50%權益

長江基建及港燈之董事會聯合宣佈，於二零零七年十月三十日(交易時間後)，長江基建及港燈訂立該協議，據此，長江基建同意促使出售及港燈同意購買或促使其附屬公司購買Canco(長江基建就持有TransAlta Power 單位成立之公司)之全部已發行股本之50%，代價相等於1,000,000加拿大元(約港幣8,120,000元)；另加Canco進行收購建議而支付之成本總額(不包括以Canco初期資本支付之成本)之50%；扣除於該協議完成日期尚欠之過渡融資金額50%。港燈亦同意於該協議完成日期就過渡融資按個別基準作出擔保，以過渡融資金額之50%為限。根據所有已發行TransAlta Power單位按每TransAlta Power單位之收購價8.38加拿大元(約港幣68.05元)計算，港燈就該交易應付予長江基建之總代價預期將不會超過1,500,000加拿大元(約港幣12,180,000元)。

根據上市規則第14.06(2)條，該交易構成長江基建一項須予披露交易。根據上市規則第14.38條規定，一份載有該交易進一步資料之通函將盡快寄發予長江基建股東以供參考。

長江基建現時持有港燈已發行股本約38.87%。由於持有該股權權益，長江基建為港燈之控股股東，並因此為港燈之關連人士。根據上市規則，該交易構成港燈之關連交易。該交易須待港燈獨立股東於港燈股東特別大會上批准後，方可作實。長江基建及其聯繫人將於港燈股東特別大會上放棄投票。

港燈獨立董事委員會將予成立，就該交易向港燈獨立股東提供意見。港燈將委任獨立財務顧問就該交易向港燈獨立董事委員會提供意見。一份載有(其中包括)該交易進一步資料之通函將根據上市規則之相關規定寄發予港燈股東。

該協議

日期

二零零七年十月三十日(交易時間後)

訂約各方

(1) 長江基建

(2) 港燈

長江基建現時持有港燈已發行股本約38.87%。由於持有該股權權益，長江基建為港燈之控股股東；而根據上市規則，該交易構成港燈之關連交易。長江基建董事作出一切合理查詢後確認，就彼等所悉、所知及所信，港燈並非長江基建之關連人士。

該交易之主要內容

根據該協議，長江基建同意促使出售及港燈同意購買或促使其附屬公司購買於該協議完成日期Canco之全部已發行股本之50%。

如該公佈所述，長江基建已同意由長江基建或透過其一間或多間直接或間接全資附屬公司或以上任何組合的公司按每TransAlta Power單位現金8.38加拿大元(約港幣68.05元)之基準向TransAlta Power單位持有人提出收購建議(「**收購建議**」)。收購建議之價格乃根據TransAlta Power單位於簽署收購協議前(i)最後交易日之收市價之15.75%溢價；(ii)最後五個交易日之平均收市價之16.00%溢價；及(iii)最後十個交易日之平均收市價之15.00%溢價計算。長江基建決定透過Canco提出收購建議。

代價

該交易之代價相等於：

(a) 1,000,000加拿大元(約港幣8,120,000元)(為Canco於完成該協議前之50%初期資本)；

另加

(b) 以下項目總額之50%：(i)Canco就購買根據收購建議存入並由Canco根據任何強制性收購、其後收購交易或其他第二步驟交易收購之 TransAlta Power 單位所支付之金額；(ii)就普通合夥人於TransAlta Power之權益支付之金額；及(iii)收購建議、其後收購交易或其他第二步驟交易及任何有關交易之成本；但不包括(iv)以Canco上述之初期資本撥付或支付之任何金額或成本；

扣除

(c) 於該協議完成日期尚欠之過渡融資金額50%。

港燈亦同意於該協議完成日期就過渡融資按個別基準作出擔保，以過渡融資金額之50%為限，即不超過350,000,000加拿大元(約港幣2,842,000,000元)。根據收購建議將予收購之所有已發行TransAlta Power單位之最高數目為75,157,723。根據所有已發行TransAlta Power單位按每TransAlta Power單位收購價為8.38加拿大元(約港幣68.05元)計算，預期港燈就該交易應付予長江基建之總代價將不會超過1,500,000加拿大元(約港幣12,180,000元)，並須以現金支付。該交易之代價乃由訂約各方按一般商業條款經公平磋商後釐定。該交易之代價將由港燈之內部資源及外部融資撥付。

該交易之條件

該交易須待下列各項條件達成後，方告作實：

(i) 於二零零七年十二月四日或之後(卡爾加里時間)，Canco根據收購建議完成收購該等數目之TransAlta Power單位，佔已發行之TransAlta Power單位之 $66^{2}/_{3}\%$ 或以上；及

(ii) 符合資格於港燈股東特別大會上投票之港燈股東根據上市規則規定批准該交易及該協議項下擬進行之相關交易及事項。

倘上述條件未能於二零零八年二月二十八日(或該協議訂約各方同意之較後日期)或之前達成，該協議將失效，而該交易將不會進行。

Canco及TransAlta Power之資料

Canco為根據加拿大卑詩省法律成立之有限公司。Canco現為長江基建之全資附屬公司，並將作為長江基建就持有TransAlta Power單位成立之公司。

TransAlta Power為根據加拿大安大略省法律成立之有限責任合夥，擁有直接或間接與能源供應有關之投資。TransAlta Power於TA Cogen擁有49.99%合夥權益。

TA Cogen為根據加拿大安大略省法律成立之有限責任合夥。TA Cogen於阿爾伯達省、安大略省及薩斯喀徹溫省之五間燃氣廢熱發電設施擁有權益及擁有阿爾伯達省一間燃煤坑口電廠之權益。TA Cogen其餘50.01%之合夥權益目前由TransAlta Corporation一間全資附屬公司(獨立於長江基建及其關連人士之第三方)持有。

Canco於該交易後將不再為長江基建之附屬公司。長江基建現擬於緊隨該交易後以權益列賬法將Canco業績列賬為「於聯營公司之權益」。根據該協議，長江基建及港燈將於該交易完成後提名相等之代表人數擔任Canco董事。

港燈現擬於緊隨該交易後將Canco業績列賬為「於聯營公司之權益」。Canco之業績及資產將以權益列賬法列入港燈集團之財務報表。

根據TransAlta Power之賬目，TransAlta Power於二零零六年十二月三十一日之資產總值約為515,000,000加拿大元(約港幣4,181,800,000元)。TransAlta Power於二零零七年六月三十日之資產總值約為442,800,000加拿大元(約港幣3,595,536,000元)。TransAlta Power截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度之經審核除稅及非經常性項目前純利分別約為36,300,000加拿大元(約港幣294,756,000元)及約為34,210,000加拿大元(約港幣277,785,200元)。TransAlta Power於截至二零零五年十二月三十一日止年度之經審核除稅及非經常性項目後淨虧損約為2,830,000加拿大元(約港幣22,979,600元)，而截至二零零六年十二月三十一日止年度之經審核除稅及非經常性項目後純利約為34,210,000加拿大元(約港幣277,785,200元)。TransAlta Power截至二零零七年六月三十日止六個月之未經審核除稅及非經常性項目前純利約為13,300,000加拿大元(約港幣107,996,000元)，而TransAlta Power截至二零零七年六月三十日止六個月之未經審核除稅及非經常性項目後淨虧損約為40,600,000加拿大元(約港幣329,672,000元)。上述賬目按加拿大公認會計原則編製。

長江基建集團之資料

長江基建集團之主要業務集中於基建之業務發展、投資及經營，分佈範圍遍及香港、中國、澳洲及英國。

長江基建進行該交易之原因

長江基建為一間業務多元化之基建投資公司，主要業務集中於基建之業務發展、投資及經營，分佈範圍遍及香港、中國、澳洲及英國。

長江基建及港燈於過去曾合作進行若干合營項目，基於以往之成功合作經驗，港燈為透過Canco參與收購建議之最合適公司。因此，長江基建認為可藉該交易保留於TransAlta Power之重大應佔權益，並因與港燈合作進行此項目而受惠。

由於進行該交易，預期長江基建就過渡融資之擔保將因而減少至所欠款項之50%。經計及於TransAlta Power之投資成本後，長江基建預期該交易將不會獲取可觀之收益淨額。長江基建董事(包括獨立非執行董事)認為該協議之條款乃按正常商業條款訂立，而該交易乃於日常及一般業務運作中進行，並就長江基建及長江基建股東整體利益而言屬公平合理。

預期長江基建於收購TransAlta Power後，該交易不會為長江基建帶來任何收益或虧損。

港燈集團之資料

港燈集團之主要業務為發電及向香港島及南丫島輸配電力。港燈亦為長江基建數項於澳洲之電力相關業務及英國氣體分銷業務之合營夥伴。

港燈進行該交易之原因

該交易反映港燈把握投資香港境外基建項目之策略。

港燈董事相信該交易之條款就港燈股東整體利益而言屬公平合理。

上市規則涵義

根據上市規則第14.06(2)條，該交易構成長江基建之須予披露交易。根據上市規則第14.38條規定，一份載有該協議及該交易進一步詳情之通函將盡快寄發予長江基建股東以供參考。

長江基建現時持有港燈已發行股本約38.87%。由於持有該股權權益，長江基建為港燈之控股股東，並因此為港燈之關連人士。根據上市規則，該交易構成港燈之關連交易。該交易須待(其中包括)港燈獨立股東於港燈股東特別大會上批准，方可作實。長江基建及其聯繫人將於港燈股東特別大會上放棄投票。

港燈與長江基建及其最終實益擁有人在此之前概無任何根據上市規則第14.22條及14A.25條須與該交易合併計算之交易。

港燈獨立董事委員會將予成立，就該交易向港燈獨立股東提供意見。港燈將會委任獨立財務顧問就該交易向港燈獨立董事委員會提供意見。

根據上市規則之相關規定，一份載有(其中包括)該交易進一步資料之通函將寄發予港燈股東。

釋義

於本公佈內，除文義另有所指外，下列詞彙具以下涵義：

「該協議」	指	長江基建與港燈於二零零七年十月三十日就該交易訂立之協議
「該公佈」	指	長江基建於二零零七年十月十五日就收購建議及收購TransAlta Power發出之公佈
「聯繫人」、「關連人士」及「控股股東」	指	具上市規則所賦予之涵義
「過渡融資」	指	Canco將取得700,000,000加拿大元(約港幣5,684,000,000元)之過渡融資
「加拿大元」	指	加拿大元，加拿大之法定貨幣
「加拿大公認會計原則」	指	加拿大公認會計原則
「Canco」	指	Stanley Power Inc.，於加拿大卑詩省註冊成立之有限公司
「長江基建」	指	長江基建集團有限公司(於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038))及包括(如適用)長江基建提出收購建議之附屬公司
「長江基建集團」	指	長江基建及其附屬公司
「長江基建股東」	指	長江基建股東
「強制性收購」	指	根據有限責任合夥協議第3.20條提出之強制性收購

「普通合夥人」	指	TransAlta Power Ltd.，TransAlta Power之普通合夥人，根據加拿大商業公司法註冊成立之公司
「港燈」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：0006)
「港燈股東特別大會」	指	港燈將召開之股東特別大會，以批准該交易及該協議項下擬進行之相關交易及事項
「港燈集團」	指	港燈及其附屬公司
「港燈獨立董事委員會」	指	將成立之港燈獨立董事委員會，就該交易向港燈獨立股東提供意見
「港燈獨立股東」	指	港燈股東，不包括長江基建及其聯繫人
「港燈股東」	指	港燈股東
「港幣」	指	港幣，香港之法定貨幣
「有限責任合夥協議」	指	於一九九七年十二月十六日訂立之TransAlta Power有限責任合夥協議，經不時修訂及重訂，最近期為二零零四年一月二十六日及可根據收購建議作進一步修訂
「上市規則」	指	聯交所證券上市規則
「收購建議」	指	具有本公佈「該交易之主要內容」一節所賦予之釋義
「中國」	指	中華人民共和國
「第二步驟交易」	指	Canco在可行情況下盡快收購餘下TransAlta Power單位，惟無論如何，Canco於首次吸納及收購TransAlta Power單位後六個月內根據收購建議作出強制性收購、其後收購交易、安排、重組、合併、重組股本或其他一項或多項收購交易之方式進行

「聯交所」	指	香港聯合交易所有限公司
「其後收購交易」	指	倘收購建議於提出收購建議日期起計90日內獲持有TransAlta Power單位之66⅔%或以上之TransAlta Power單位持有人接納，則可予完成之強制性收購
「收購協議」	指	長江基建與TransAlta Power於二零零七年十月十四日(卡爾加里時間)訂立之收購協議
「TA Cogen」	指	TransAlta Cogeneration, L.P.，根據加拿大安大略省法律成立之有限責任合夥
「該交易」	指	根據該協議出售及購買Canco全部已發行股本之50%
「TransAlta Corporation」	指	TransAlta Corporation，一間根據加拿大法律存在之公司
「TransAlta Power」	指	TransAlta Power, L.P.，根據加拿大安大略省法律成立之有限責任合夥，其單位於多倫多證券交易所上市
「TransAlta Power單位」	指	TransAlta Power之有限合夥單位
「TransAlta Power單位持有人」	指	TransAlta Power單位不時登記之持有人
「%」	指	百分比

附註： 本公佈所列之幣值以1加拿大元兌港幣8.12元之匯率換算，並僅供說明之用。

承董事會命
長江基建集團有限公司
公司秘書
楊逸芝

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零七年十月三十日

於本公佈日期，長江基建之執行董事為李澤鉅先生（主席）、甘慶林先生（集團董事總經理）、葉德銓先生（副主席）、霍建寧先生（副主席）、甄達安先生、周胡慕芳女士（亦為霍建寧先生及陸法蘭先生之替任董事）、陸法蘭先生及曹棨森先生；及非執行董事為張英潮先生（獨立非執行董事）、郭李綺華女士（獨立非執行董事）、孫潘秀美女士（獨立非執行董事）、羅時樂先生（獨立非執行董事）、藍鴻震先生（獨立非執行董事）、李王佩玲女士、高保利先生及麥理思先生。

於本公佈日期，港燈之執行董事為霍建寧先生（主席）、曹棨森先生（集團董事總經理）、周胡慕芳女士（亦為霍建寧先生及陸法蘭先生之替任董事）、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生；及非執行董事為夏佳理先生、顧浩格先生（獨立非執行董事）、麥理思先生、佘頌平先生（獨立非執行董事）、黃頌顯先生（獨立非執行董事）及佘立仁先生。

END